02047227

NO ACT
P.E 7-16-02
333-07219

DC

July 26, 2002

Act 34
Section 12(g)
Rule
Public
Availability 7-26-02

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Accredited Home Lenders, Inc. (the "Company")
Incoming letter dated July 16, 2002

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), which arose at the end of the Company's last fiscal year end, with respect to options granted and to be granted pursuant to the Company's 1998 Stock Option Plan, 1995 Executive Stock Option Plan and 1995 Stock Option Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the date at which the Company otherwise becomes subject to the Exchange Act registration or reporting requirements with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

David C. Lee
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2002

Ralph J. Barry
Gray Cary Ware & Freidenrich LLP
4365 Executive Drive
Suite 1100
San Diego, CA 92121-2133

Re: Accredited Home Lenders, Inc.

Dear Mr. Barry:

In regard to your letter of July 16, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

GRAYCARY. TECHNOLOGY'S LEGAL EDGE®

4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133
www.graycary.com
O] 858-638-6726
F] 858-677-1477

July 16, 2002

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH AVENUE
WASHINGTON, D.C. 20549
ATTN: DAVID C. LEE, ESQ.

Re: Accredited Home Lenders, Inc. Request for Exemptive Relief from Registration under Section 12(g) of the Exchange Act of 1934, as amended

Dear Mr. Lee:

On behalf of Accredited Home Lenders, Inc., a California corporation (the "Company"), we hereby apply for an exemption or request no-action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act with respect to options the Company has granted, and may grant in the future, to its employees, directors and consultants, and to the employees, directors and consultants of its subsidiaries, under its 1998 Stock Option Plan (the "1998 Plan"), 1995 Executive Stock Option Plan (the "Executive Plan") and 1995 Stock Option Plan (the "1995 Plan") (collectively the "Plans"). More than 500 individuals currently hold options issued under the Plans. Since the Company's current total assets are in excess of $10 million, the Company is seeking an exemption or no-action relief to avoid becoming a reporting company as might otherwise be required under Section 12(g) of the Exchange Act.

As described below, the Company satisfies the guidelines for relief from Section 12(g) of the Exchange Act published by the Division of Corporation Finance in its March 29, 2001 update to the current issues and rulemaking projects outline dated November 14, 2000 (the "Guidelines"). Accordingly, the Company has provided us with, and authorized us to make on their behalf, the following factual representations in order to achieve the requested exemption or no-action relief.

This letter replaces and supercedes the original letter dated and sent to the staff of the Securities and Exchange Commission (the "Staff") on April 2, 2002 and the subsequent letter sent to the Staff on July 2, 2002.

I. Background

A. The Company

The Company is a nationwide mortgage lender incorporated under California law on May 14, 1990. The Company has three wholly-owned subsidiaries, Accredited Home Capital, Inc., a Delaware corporation, Accredited Financial Services, Inc., a Delaware corporation, and Accredited Home Acceptance, Inc., a Delaware corporation. All of the Company's wholly-owned subsidiaries are also majority-owned subsidiaries in accordance with Rule 701 of the Securities Act of 1933, as amended (the "Securities Act"). The Company's authorized capital consists of 20,000,000 shares of common stock, par value $.001 per share, and 5,113,334 shares of preferred stock, par value $.001 per share.

As of March 28, 2002, the Company's 5,774,416 outstanding shares of common stock were held by sixty-nine shareholders consisting of the Company's Chief Executive Officer and the Company's Executive Vice President who founded the Company, twelve other current employees of the Company who have exercised stock options, fifty-four former employees who have exercised stock options, and the former spouse of one of the founders. As of March 28, 2002, the Company's 5,113,334 outstanding shares of preferred stock were held by seven shareholders consisting of one present and one former director of the Company and five limited partnerships. We are of the opinion that the common stock and preferred stock of the Company are not part of the same "class" of securities as options granted under the Plans, as that term is defined under Section 12(g)(5) of the Exchange Act. We are also of the opinion that the capital stock of each of the Company's wholly-owned subsidiaries are not part of the same class of securities as the options granted to date or to be granted in the future under the Plans. Accordingly, the scope of relief we are requesting on behalf of the Company does not include the Company's common and preferred stock or the capital stock of the Company's subsidiaries.

The Company had total assets of $603 million at December 31, 2001, the last day of its most recently completed fiscal year. As of December 31, 2001, the Company employed 886 individuals and had outstanding options granted to purchase a total of 1,631,639 shares of its common stock under the Plans. All optionholders are either currently directors, employees or consultants of the Company, or former employees who have remaining a period of three months or less to exercise their options or forfeit such vested options if not exercised by each former employee prior to the end of such period. All of the options granted under the Plans have been made in compliance with Rule 701 ("Rule 701") and applicable state securities law requirements. Each option was evidenced by an individual option agreement between the Company and each optionholder, stating the terms and conditions thereof, vesting provisions and restrictions on transfer. All options were expressly subject to the terms of the applicable Plan.

The following is a summary of the material terms of the Plans, the option agreements and the options that the Company has granted and will grant under the Plans. In reviewing this letter, the Staff may assume that we have described all relevant, material provisions of the Plans and the option agreements entered into thereunder, in the body of this letter.

B. The Plans

The 1998 Plan was adopted and approved by the Company's board of directors (the "Board") and shareholders on March 1, 1998. The Executive Plan was adopted and approved by the Board and shareholders on February 2, 1995. The 1995 Plan was adopted and approved by the Board and shareholders on February 13, 1995. The Board may terminate any Plan at any time. Unless the Board terminates the Plans at an earlier date, each of the Plans will automatically terminate ten years from the date of its adoption. By encouraging stock ownership, the Company seeks to attract, retain and motivate its employees, consultants, officers and directors and encourage them to devote their best efforts to the Company's business and financial success.

All employees, directors and consultants who are natural persons and who render services to the Company that are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities are eligible to participate in the Plans ("Eligible Participants"). There are no other service requirements or prerequisites to participation in the Plans. All options granted under the Plans have been made in compliance with Rule 701 and the Company intends, so long as the Company is relying on the relief granted in response to this request, that all future option grants under the Plans shall be made in compliance with Rule 701.

The Plans only provide for the issuance of stock options and do not permit the issuance of any other type of equity awards. The Plans are also the Company's only equity compensation programs. Although the Plans do permit options to be granted which may be exercised prior to the options actually vesting (i.e., an "immediately exercisable option"), all currently outstanding options are NOT immediately exercisable and instead may only be exercised after such options have vested. In accordance with the terms of the Plans however, the Company may grant immediately exercisable options in the future to any optionee if the Company determines, in its sole discretion, that such an immediately exercisable option is appropriate. One of the factors the Company may specifically use to determine whether to grant immediately exercisable options is the impact of the possible tax advantages associated with such an immediately exercisable option to any individual optionee.

Both incentive stock options, as defined under the Internal Revenue Code of 1986, as amended (the "Code"), and nonstatutory stock options may be granted under the Plans. The Board has discretion to determine which Eligible Participants receive options. The Board anticipates granting additional options under the Plans to Eligible Participants in the manner and subject to the terms and conditions as described herein.

As of the date of this letter, the Company had reserved 3,579,891[1] shares of common stock for issuance under the Plans. As of the date of this letter, the Company has granted options to purchase approximately 1,660,000 shares of its common stock to approximately 665 Eligible

[1] The Company has reserved 1,221,873 shares of its common stock under the 1998 Plan; 1,683,074 shares of its common stock under the Executive Plan; and 674,944 shares of its common stock under the 1995 Plan.

Participants. Options granted under the Plans were first held by 500 or more Eligible Participants on March 1, 2001, and were still held by 500 or more Eligible Participants on December 31, 2001, the last day of the Company's fiscal year.

II. Summary of the Material Terms of the Plans and Option Agreements

The Plans give the Board, or a designated committee thereof, the discretion to determine the specific terms of each option it grants. However, the Board has determined that all options granted under the Plans will be granted in the manner and subject to the terms and conditions as described herein. Each option is, and will be, evidenced by an individual option agreement between the Company and the optionholder, stating the terms and conditions thereof, including number of options granted, the exercise price, the option term, vesting provisions and restrictions on transfer. All options are expressly subject to the terms of each respective Plan. The following is a summary of the material terms of the Plans and the outstanding option agreements, and summarizes all relevant, material terms of existing options and options that the Company may grant in the future under the Plans (or under any future stock option plans the Company may adopt) for as long as it is relying on the relief requested herein.

1995 Plan

1. Each option represents the right to purchase the number of shares of common stock at such exercise price and at such time as are provided in the individual's option agreement.

2. The Board establishes the exercise price at the time each option is granted and specifies it in the applicable option agreement. In the case of any incentive stock option or option intended to qualify for special relief for options from the limitation of Section 162(m) of the Code, the exercise price of such option is not less than 100% of the fair market value of a share of common stock on the date the option is granted. In addition, in order to comply with applicable California state securities laws the 1995 Plan requires that no option may be granted with an exercise price less than 85% of the fair market value of the common stock on the date of grant.

3. The fair market value of the Company's common stock under the 1995 Plan, for so long as the shares of common stock are not then listed on a national stock exchange or an over-the-counter market, equals such value as the Board may in good faith determine.

4. The exercise price may be paid in cash or by check and, to the extent permitted by the Board in an option agreement, by delivery of an undertaking by a creditworthy broker to deliver sufficient funds to the Company to pay the exercise price, by delivery of shares of common stock of the Company owned by the optionholder, by delivery of a promissory note of the optionholder on terms determined by the Board, by such other consideration as the Board determines, or by any combination of the above permitted forms of payment. In general, the exercise price of options has been paid in cash by the optionholder.

5. Options generally vest as to 25% of the shares subject thereto on the first anniversary of the date of grant, and 1/48th vest every month thereafter.

6. The options generally expire upon the tenth anniversary of the date of grant, subject to earlier termination as described herein.

7. The Board may provide in option agreements under the 1995 Plan, that shares of common stock subject to outstanding options which are not then exercisable will fully accelerate and become exercisable as of the closing of an acquisition event (as defined in the 1995 Plan). No outstanding option under the 1995 Plan would become exercisable and/or fully vested on the occurrence of an acquisition event (commonly referred to as a "Change of Control") as such term is defined in the 1995 Plan.

8. If the employment of an optionholder terminates (i) due to death or disability, any options granted to such optionholder under the 1995 Plan will terminate no later than twelve months from the date of such termination of employment or (ii) for reasons other than death or disability, any options granted to such optionholder under the 1995 Plan will terminate no later than three months from the date of such termination of employment.

9. Optionholders have no voting or other rights as shareholders, by reason of such options, prior to their exercise.

10. The 1995 Plan may be terminated by the Board at any time.

11. Options granted under the 1995 Plan cannot be sold, assigned, pledged, transferred or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law (other than by will or the laws of descent and distribution), and, during the life of the optionholder, are exercisable only by the optionholder. Any such transferred options, and the transferees that receive them, continue to be subject to the same terms and conditions as described herein.

12. No provision allowing for transfer of an option (other than by will or the laws of descent and distribution), will be included in any option agreement so long as the Company is relying on the relief granted pursuant to this letter. If an Eligible Participant or a permitted transferee exercises an option prior to the Company's initial public offering, the Company retains a right of first refusal in all option agreements which enables the Company to repurchase any such shares of common stock that the Eligible Participant or permitted transferee proposes to transfer to a third party. Any transfer, pledge, encumbrance, hypothecation or other disposition of shares except in accordance with the Company's right of first refusal is prohibited by the terms of the 1995 Plan and option agreements. The Eligible Participant or any permitted transferee must first offer the stock to the Company on the same terms as contained in a binding agreement with a bona-fide purchaser which must be subject to the right of first refusal. The Company has thirty days from the date of such offer to purchase the stock. So long as the Company is relying on the relief granted pursuant to this letter, it will always exercise its right of first refusal to purchase such stock.

13. Since optionholders may not transfer options except by will or the laws of descent and distribution, there will be no market or method that would allow optionholders to receive any consideration or compensation for their options prior to the time of exercise.

14. The Company's obligation to issue common stock upon the exercise of options granted under the 1995 Plan is subject to all applicable laws, rules and regulations and approvals of any governmental authority that may be required, including the effectiveness of any registration statement required under the Securities Act.

15. Were the Company to become the subject of a Change in Control transaction, then one of the following events would transpire: (a) If the Company were acquired by an entity subject to the reporting requirements of the Exchange Act and the options were, as part of that acquisition, assumed by the acquiring entity and converted into options for shares of that entity's common stock, then the Company believes that the options would in effect be treated in the same manner as in an initial public offering situation (described above). The acquiring company would register the shares issuable under the assumed options on a Form S-8 registration statement, and the appropriate Securities Act prospectus would be delivered to the holders of those assumed options prior to exercise; (b) Under the terms of the 1995 Plan, the acquiring company, whether or not subject to the Exchange Act, would have the right to cancel the outstanding options under the 1995 Plan for a cash payment equal to the amount by which the fair market value of the option shares immediately prior to the Change in Control transaction exceeds the exercise price payable for those shares. Such a cash-out of the options would not involve any investment decision on the part of the optionholders and would eliminate any necessity for the acquiring company to register those options under the Exchange Act; or (c) Should the options under the 1995 Plan be assumed by an entity which is not at the time subject to the requirements of the Exchange Act and thereby be converted into shares of that entity's common stock, the Company hereby undertakes to require as a condition to the closing of the Change in Control transaction that the acquiring entity either register those options as a class of equity securities under the Exchange Act so that the holders of those assumed options will become entitled to the periodic information required to be delivered under the Exchange Act to such security holders or that such entity would seek exemptive relief from the Staff in accordance with the Guidelines or any other requirements which apply at such time.

Executive Plan

1. Each option represents the right to purchase the number of shares of common stock at such exercise price and at such time as are provided in the individual's option agreement.

2. The Board establishes the exercise price at the time each option is granted and specifies it in the applicable option agreement. In the case of any incentive stock option or option intended to qualify for special relief for options from the limitation of Section 162(m) of the Code, the exercise price of such option is not less than 100% of the fair market value of a share of common stock on the date the option is granted. In addition, in order to comply with applicable California state securities laws the Executive Plan require that no option may be granted with an exercise price less than 85% of the fair market value of the common stock on the date of grant.

3. The fair market value of the Company's common stock under the Executive Plan, for so long as the shares of common stock are not then listed on a national stock exchange or an over-the-counter market, equals such value as the Board may in good faith determine.

4. The exercise price may be paid in cash or by check and, to the extent permitted by the Board in an option agreement, by delivery of an undertaking by a creditworthy broker to deliver sufficient funds to the Company to pay the exercise price, by delivery of shares of common stock of the Company owned by the optionholder, by delivery of a promissory note of the optionholder on terms determined by the Board, by such other consideration as the Board determines, or by any combination of the above permitted forms of payment. In general, the exercise price of options has been paid in cash by the optionholder.

5. Options generally vest as to 25% of the shares subject thereto on the first anniversary of the date of grant, and 1/48th vest every month thereafter.

6. The options generally expire upon the tenth anniversary of the date of grant, subject to earlier termination as described herein.

7. Shares of common stock subject to outstanding options under the Executive Plan which are not then exercisable will fully accelerate and become exercisable as of the closing of an acquisition event (as defined in the Executive Plan).

8. Shares of common stock subject to outstanding options under the Executive Plan, which are not then exercisable at the time of the optionholder's death or disability will be accelerated and become exercisable in an amount equal to fifty percent (50%) of the then unvested portion of such option.

9. If the employment of an optionholder terminates (i) due to death or disability, any options granted to such optionholder under the Executive Plan will terminate no later than twelve months from the date of such termination of employment or (ii) for reasons other than death or disability, any options granted to such optionholder under the Executive Plan will terminate no later than three months from the date of such termination of employment.

10. Optionholders have no voting or other rights as shareholders, by reason of such options, prior to their exercise.

11. The Executive Plan may be terminated by the Board at any time.

12. Options granted under the Executive Plan cannot be sold, assigned, pledged, transferred or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law (other than by will or the laws of descent and distribution), and, during the life of the optionholder, are exercisable only by the optionholder. Any such transferred options, and the transferees that receive them, continue to be subject to the same terms and conditions as described herein.

13. No provision allowing for transfer of an option (other than by will or the laws of descent and distribution), will be included in any option agreement so long as the Company is relying on the relief granted pursuant to this letter. If an Eligible Participant or a permitted transferee exercises an option prior to the Company's initial public offering, the Company retains a right of first refusal in all option agreements which enables the Company to repurchase any such shares of common stock

that the Eligible Participant or permitted transferee proposes to transfer to a third party. Any transfer, pledge, encumbrance, hypothecation or other disposition of shares except in accordance with the Company's right of first refusal is prohibited by the terms of the Executive Plan and option agreements. The Eligible Participant or any permitted transferee must first offer the stock to the Company on the same terms as contained in a binding agreement with a bona-fide purchaser which must be subject to the right of first refusal. The Company has thirty days from the date of such offer to purchase the stock. So long as the Company is relying on the relief granted pursuant to this letter, it will always exercise its right of first refusal to purchase such stock.

14. Since optionholders may not transfer options except by will or the laws of descent and distribution, there will be no market or method that would allow optionholders to receive any consideration or compensation for their options prior to the time of exercise.

15. The Company's obligation to issue common stock upon the exercise of options granted under the Executive Plan is subject to all applicable laws, rules and regulations and approvals of any governmental authority that may be required, including the effectiveness of any registration statement required under the Securities Act.

16. Were the Company to become the subject of a Change in Control transaction, then one of the following events would transpire: (a) If the Company were acquired by an entity subject to the reporting requirements of the Exchange Act and the options were, as part of that acquisition, assumed by the acquiring entity and converted into options for shares of that entity's common stock, then the Company believes that the options would in effect be treated in the same manner as in an initial public offering situation (described above). The acquiring company would register the shares issuable under the assumed options on a Form S-8 registration statement, and the appropriate Securities Act prospectus would be delivered to the holders of those assumed options prior to exercise; (b) Under the terms of the Executive Plan, the acquiring company, whether or not subject to the Exchange Act, would have the right to cancel the outstanding options under the Executive Plan for a cash payment equal to the amount by which the fair market value of the option shares immediately prior to the Change in Control transaction exceeds the exercise price payable for those shares. Such a cash-out of the options would not involve any investment decision on the part of the optionholders and would eliminate any necessity for the acquiring company to register those options under the Exchange Act; or (c) Should the options under the Executive Plan be assumed by an entity which is not at the time subject to the requirements of the Exchange Act and thereby be converted into shares of that entity's common stock, the Company hereby undertakes to require as a condition to the closing of the Change in Control transaction that the acquiring entity either register those options as a class of equity securities under the Exchange Act so that the holders of those assumed options will become entitled to the periodic information required to be delivered under the Exchange Act to such security holders or that such entity would seek exemptive relief from the Staff in accordance with the Guidelines or any other requirements which apply at such time.

1998 Plan

1. Each option represents the right to purchase the number of shares of common stock at such exercise price and at such time as are provided in the individual's option agreement.

2. The Board establishes the exercise price at the time each option is granted and specifies it in the applicable option agreement. In the case of any incentive stock option or option intended to qualify for special relief for options from the limitation of Section 162(m) of the Code, the exercise price of such option is not less than 100% of the fair market value of a share of common stock on the date the option is granted. In addition, in order to comply with applicable California state securities laws the 1998 Plan require that no option may be granted with an exercise price less than 85% of the fair market value of the common stock on the date of grant.

3. The fair market value of the Company's common stock under the 1998 Plan, for so long as the shares of common stock are not then listed on a national stock exchange or an over-the-counter market, equals such value as the Board may in good faith determine.

4. The exercise price may be paid in cash or by check and, to the extent permitted by the Board in an option agreement, by delivery of an undertaking by a creditworthy broker to deliver sufficient funds to the Company to pay the exercise price, by delivery of shares of common stock of the Company owned by the optionholder, by delivery of a promissory note of the optionholder on terms determined by the Board, by such other consideration as the Board determines, or by any combination of the above permitted forms of payment. In general, the exercise price of options has been paid in cash by the optionholder.

5. Options generally vest as to 25% of the shares subject thereto on the first anniversary of the date of grant, and 1/48th vest every month thereafter.

6. The options generally expire upon the tenth anniversary of the date of grant, subject to earlier termination as described herein.

7. The Board may provide in option agreements under the 1998 Plan, that shares of common stock subject to outstanding options which are not then exercisable will fully accelerate and become exercisable as of the closing of an acquisition event (as defined in the 1998 Plan). No outstanding option under the 1995 Plan would become exercisable and/or fully vested on the occurrence of an acquisition event (commonly referred to as a "Change of Control") as such term is defined in the 1998 Plan.

8. If the employment of an optionholder terminates (i) due to death or disability, any options granted to such optionholder under the 1998 Plan will terminate no later than twelve months from the date of such termination of employment or (ii) for reasons other than death or disability, any options granted to such optionholder under the 1998 Plan will terminate no later than three months from the date of such termination of employment.

9. Optionholders have no voting or other rights as shareholders, by reason of such options, prior to their exercise.

10. The 1998 Plan may be terminated by the Board at any time.

11. Options granted under the 1998 Plan cannot be sold, assigned, pledged, transferred or

otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law (other than by will or the laws of descent and distribution), and, during the life of the optionholder, are exercisable only by the optionholder. Any such transferred options, and the transferees that receive them, continue to be subject to the same terms and conditions as described herein.

12. No provision allowing for transfer of an option (other than by will or the laws of descent and distribution), will be included in any option agreement so long as the Company is relying on the relief granted pursuant to this letter. If an Eligible Participant or a permitted transferee exercises an option prior to the Company's initial public offering, the Company retains a right of first refusal in all option agreements which enables the Company to repurchase any such shares of common stock that the Eligible Participant or permitted transferee proposes to transfer to a third party. Any transfer, pledge, encumbrance, hypothecation or other disposition of shares except in accordance with the Company's right of first refusal is prohibited by the terms of the 1998 Plan and option agreements. The Eligible Participant or any permitted transferee must first offer the stock to the Company on the same terms as contained in a binding agreement with a bona-fide purchaser which must be subject to the right of first refusal. The Company has thirty days from the date of such offer to purchase the stock. So long as the Company is relying on the relief granted pursuant to this letter, it will always exercise its right of first refusal to purchase such stock.

13. Since optionholders may not transfer options except by will or the laws of descent and distribution, there will be no market or method that would allow optionholders to receive any consideration or compensation for their options prior to the time of exercise.

14. The Company's obligation to issue common stock upon the exercise of options granted under the 1998 Plan is subject to all applicable laws, rules and regulations and approvals of any governmental authority that may be required, including the effectiveness of any registration statement required under the Securities Act.

15. Were the Company to become the subject of a Change in Control transaction, then one of the following events would transpire: (a) If the Company were acquired by an entity subject to the reporting requirements of the Exchange Act and the options were, as part of that acquisition, assumed by the acquiring entity and converted into options for shares of that entity's common stock, then the Company believes that the options would in effect be treated in the same manner as in an initial public offering situation (described above). The acquiring company would register the shares issuable under the assumed options on a Form S-8 registration statement, and the appropriate Securities Act prospectus would be delivered to the holders of those assumed options prior to exercise; (b) Under the terms of the 1998 Plan, the acquiring company, whether or not subject to the Exchange Act, would have the right to cancel the outstanding options under the 1998 Plan for a cash payment equal to the amount by which the fair market value of the option shares immediately prior to the Change in Control transaction exceeds the exercise price payable for those shares. Such a cash-out of the options would not involve any investment decision on the part of the optionholders and would eliminate any necessity for the acquiring company to register those options under the Exchange Act; or (c) Should the options under the 1998 Plan be assumed by an entity which is not at the time subject to the requirements of the Exchange Act and thereby be converted into shares of that entity's common stock, the Company hereby undertakes to require as

a condition to the closing of the Change in Control transaction that the acquiring entity either register those options as a class of equity securities under the Exchange Act so that the holders of those assumed options will become entitled to the periodic information required to be delivered under the Exchange Act to such security holders or that such entity would seek exemptive relief from the Staff in accordance with the Guidelines or any other requirements which apply at such time.

For purposes of this application, the Staff may rely upon the summary descriptions of the terms of the Plans and the agreements evidencing the options granted under the Plans which have been described in this letter. In reviewing this letter, you may assume that we have included in the body of this letter all relevant, material provisions of the Plans, existing options and, so long as the Company is relying on the relief granted in response to this request, future options. The Company undertakes that it will not amend any of the restrictive provisions on transfer or eligibility described above, which are part of the basis for the relief requested herein, and will not amend the Plans in a material manner, other than to change the number of shares of common stock available for grant under the Plans or to reflect the undertakings of the Company stated herein, so long as the Company is relying on the relief granted in response to this request.

III. Discussion

Exchange Act Registration Requirements

Section 12(g) of the Exchange Act requires every issuer having total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, however, the Securities and Exchange Commission (the "Commission") has promulgated Rule 12g-1, which raises the total assets test from $1 million to $10 million on the last day of the issuer's most recent fiscal year.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the "1964 Amendments"). Before the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 Amendments has been expressed in various ways:

The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would ... provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

The Commission, citing a report on its study that made the legislative recommendations that served as the basis for the 1964 Amendments, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189 (Oct. 20, 1981) (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60- 62). (Emphasis added)

The Commission later stated that the numerical thresholds contained in Section 12(g) were selected because it believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407 (July 8, 1986). (Emphasis added)

All of the above authorities indicate that Congress intended to require Exchange Act registration by an issuer that had "publicly traded securities" or "securities traded in the over-the-counter market," and that these securities were the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest." In addition, the Congressional intent to require registration only in cases where there is active investor interest is borne out by the standards under which the Commission may grant exemptive relief from the requirements of Section 12(g).

Relief under Section 12(h)

We hereby request that you grant the Company an exemption or no-action relief pursuant to Section 12(h) of the Exchange Act.

Section 3(a)(11) of the Exchange Act defines "equity security" to include any warrant or right to subscribe for or purchase any stock or similar security. Therefore, we understand that the Staff deems options to purchase common stock to be a class of equity security so that, because more than 500 persons held options to purchase common stock as of the end of the Company's last fiscal year, the Company would be subject to the registration requirements of Section 12(g) unless an exemption or other relief from these registration requirements is granted.

Section 12(h) of the Exchange Act authorizes the Staff to exempt an issuer from the registration requirements of Section 12(g) if the Staff finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

If the Company becomes subject to the registration requirements of Section 12(g) as a result of the number of persons holding options granted under the Plans, there would still be no public investors in the common stock, and neither the common stock nor the options would or could become publicly traded. The history of the 1964 Amendments makes clear that Congress did not intend Section 12(g) of the Exchange Act to require issuers to register a class of equity security under these circumstances.

Appropriateness of Exemption or Other Relief

We believe that it would be appropriate for the Staff to grant the Company an exemption or no action relief under Section 12(h) of the Exchange Act from the registration requirements of Section 12(g) for its options to purchase common stock granted or to be granted under the Plans because under the standards articulated in Section 12(h), as applied in prior no action letters issued by the Staff, and the Guidelines, the Company meets the conditions necessary to receive such relief. The Company has no public investors, there is no trading interest in its securities, and it undertakes to deliver to optionholders essentially the same Exchange Act registration statement, annual report and quarterly report information that such optionholders would have received had the Company registered its options under Section 12(g). We believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act due to the fact that it has over 500 optionholders.

Number of Public Investors

The first factor set forth in Section 12(h) of the Exchange Act is the number of public investors in the issuer. Because the Company grants options under the Plans without cash or other tangible consideration, the Staff should not consider optionholders to be investors in the Company. The first time that these optionholders have the opportunity to become investors in the Company is when they exercise their options. As of the date of this letter, the Company did not have any public investors in its common stock. All Company shareholders, other than the Company's Chief Executive Officer and the Company's Executive Vice President who founded the Company, the former spouse of one founder, and holders of Company preferred stock, received their respective shares of common stock pursuant to the exercise of options granted under the Plans. Moreover, the options are by their terms nontransferable except pursuant to a will or the laws of descent and distribution, and thus do not provide the opportunity for a public market in the Company's securities. Finally, even if options were to be exercised, the Company holds a right of first refusal with respect to the underlying common stock that would effectively prevent any employee from transferring the common stock. In fact, the Company has no interest in creating a public market or having public investors prior to the completion of its initial public offering. Therefore, the Company undertakes that, for so long as it continues to rely on the relief sought in this letter, it will always exercise its right of first refusal under the option agreements to ensure that shares of common stock are not transferred to any person other than the Company after exercise of an option.

In connection with an initial public offering of the common stock, the Company will become subject to the reporting requirements of the Exchange Act and will file the appropriate Exchange Act registration statement for its common stock. In addition, the Company would be able to register the common stock issuable pursuant to outstanding options under the Plans on a Form S-8 registration statement, and an appropriate prospectus would be delivered to all optionholders prior to the time those options were exercised.

Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in a company's equity securities. As noted above, options granted under the Plans are not transferable other than by will or the laws of descent and distribution. As a result, the Company does not ever intend that there be an opportunity, even after an initial public offering, for any trading of options, or for any trading interest in the options to develop. Finally, any shares of common stock received by Eligible Participants upon exercise of options would not increase trading interest, since, as noted above, transfer of such common stock to anyone but the Company would be effectively eliminated by the Company's right of first refusal.

Nature of Issuer

The last factor specifically set forth in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. All of the Company's income and assets, including those of its subsidiaries, relate directly to the residential mortgage lending business. While the assets and income of the Company are not insubstantial, it remains very much a private company, with a majority of its stockholders bound by a detailed stock option agreement that prohibits (other than by will or the laws of descent and distribution) transferability of such options (as described in greater detail above) combined with the Company's promise to exercise, during the scope of the relief provided pursuant to this letter, its right of first refusal with respect to all attempts to sell, assign, transfer or otherwise encumber the common stock of the Company issued upon exercise of an option. Moreover, the fact that the Company's business is comprised of several offices and a large number of employees should not be disqualifying. See Kinko's, Inc. SEC No-Action Letter (Nov. 30, 1999) and Starbucks Corporation SEC No-Action Letter (Apr. 2, 1992).

We believe that, after consideration of the foregoing factors and their application to the Company, the purposes for which Section 12(g) was enacted would not be advanced, and the Company would be subject to unnecessary hardship, by requiring registration of options granted under the Plans or the underlying common stock.

Information Available to Optionholders

So long as the Company is relying on the relief provided pursuant to this letter, the Company undertakes to comply with the information requirements set forth by the Staff in its Guidelines. Consequently, the Company will undertake to distribute to holders of options and common stock received upon exercise of options, a document containing the information required by Form 10 under the Exchange Act (the "Information Statement").

The Information Statement will include, among other things, the following: information concerning the Company's business, selected financial data, management's discussion and analysis of financial condition and results of operations, quantitative and qualitative disclosures about market risk, properties information, security ownership of certain beneficial owners and management, directors and executive officer information, certain relationships and related transactions information, legal proceedings information, information concerning executive compensation, a description of the Company's capital stock, a description of the indemnification of directors and officers, annual audited consolidated financial statements (prepared in accordance with generally accepted accounting principles ("GAAP")), unaudited quarterly financial information (prepared in accordance with GAAP) through the period most recently available at the time the Information Statement is prepared, and information on changes in and disagreements with the accountants on accounting and financial disclosure.

In addition to the Information Statement, within 60 days after the end of each quarter, the Company will also provide to holders of the Company's options and common stock received upon exercise of the options quarterly reports (the "Quarterly Reports") which contain essentially the same information as the Company would prepare for an Exchange Act quarterly report on Form 10-Q. The Quarterly Reports will include, among other things, the following: unaudited quarterly financial statements (prepared in accordance with GAAP), management's discussion and analysis of financial condition and results of operations, quantitative and qualitative disclosures about market risk, legal proceedings information, information concerning changes in the terms and rights of holders of securities, information concerning executive compensation, information concerning any defaults upon senior securities and information concerning any matters submitted to a vote of security holders.

The Company will also make available to holders of the Company's options and common stock received on exercise of the options the Company's books and records, including corporate governance documents, to the same extent it is obligated to make such books and records available to the Company's stockholders, subject in all cases to execution of an appropriate confidentiality agreement. In the event an individual will not agree to keep such documents confidential, the Company undertakes to make such documents available for inspection during normal business hours from the human resources personnel at its corporate headquarters in San Diego, California, and from the office manager at any of the Company's other business locations where holders of options under the Plans work.

The Company will also provide, promptly after receipt of the no-action relief requested pursuant to this letter, and subsequently within 120 days after the end of each fiscal year, to holders of the Company's options and common stock received on exercise of the options annual reports (the "Annual Reports") which contain essentially the same information as the Company would prepare for an Exchange Act annual report on Form 10-K. The Annual Reports will include, among other things, the following: information concerning the Company's business, properties information, legal proceedings information, information concerning executive compensation, information concerning any matters submitted to a vote of security holders, selected financial information, management's discussion and analysis of financial condition and results of audited consolidated financial statements (prepared in accordance with GAAP), information concerning any changes in and disagreements with accountants on accounting and financial disclosure information, directors and executive officer information, security ownership of certain beneficial owners and management and certain relationships and related transactions information.

The Company undertakes to provide, free of charge, to holders of the Company's options and common stock received upon exercise of the options copies of the Information Statement, Quarterly Reports and Annual Reports, on a continuing basis, so long as the holder agrees to keep such documents confidential. In the event a holder will not agree to keep such documents confidential, the Company undertakes to make the Information Statement, Quarterly Reports and Annual Reports available for inspection during normal business hours from the human resources personnel at its corporate headquarters in San Diego, California, and from the office manager at any of the Company's other business locations where holders of options under the Plans work. See AMIS Holdings, SEC No-Action Letter (July 30, 2001).

Other Grants of Relief

The Staff has previously granted no-action relief to numerous other applicants with more than 500 optionholders. See, e.g., Nordstrom.com, LLC, SEC No-Action Letter (February 28, 2002) (hereinafter "Nordstrom"), Unisphere Networks, Inc., SEC No-Action Letter (January 15, 2002) (hereinafter "Unisphere"), Gen-Probe Incorporated, SEC No-Action Letter (August 15, 2001), NewSouth Holdings, Inc. SEC No-Action Letter (August 6, 2001), AMIS Holding, Inc. SEC No-Action Letter (July 30, 2001) (hereinafter "AMIS"), Mitchell International Holding, Inc., SEC No-Action Letter (December 27, 2000) (hereinafter "Mitchell"), General Roofing Services, Inc., SEC No-Action Letter (April 13, 2000) (hereinafter "General Roofing"), SEC No-Action Letter and Kinko's, Inc., SEC No-Action Letter (November 30, 1999); and WRQ, Inc., SEC No-Action Letter (December 31, 1997). These letters generally contain the following facts:

(a) Options have been and will be granted under the Plans only to Eligible Participants. See, e.g., Mitchell; General Roofing.

(b) The Company has issued and will issue options under the Plans without consideration, and issued options are all at fair market value exercise prices, for the purpose of providing incentives for employees to work to improve share value. Id.

(c) Holders of options granted under the Plans are under no obligation to exercise their options. Id.

In addition to the similarities with the Mitchell no-action request and the other letters listed herein, the Company has also complied with the updated Guidelines:

(a) Options granted under the Plans are not transferable except by will or the laws of descent or distribution;

(b) Only persons eligible under Rule 701 of the Securities Act may be Eligible Participants;

(c) The stock underlying the options is not transferable to any person other than the Company, due to the Company's right of first refusal;

(d) Options may be immediately exercisable; and

(e) Former employees may retain their vested options.

Conclusion

Because of the absence of public investors and trading interest in the Company's options, neither the public interest nor the protection of investors will be furthered by requiring the Company to register any of its options under the Exchange Act. Further, as noted above, the Company is in a situation similar to that of those recipients of various SEC No-Action Letters issued after Mitchell, and as modified by the Guidelines, which have been set forth above (e.g., Nordstrom, Unisphere and AMIS). Therefore, we request that you issue an order or take a no-action position pursuant to

Section 12(h) of the Exchange Act relieving the Company from registering under Section 12(g) of the Exchange Act the options it has issued, and may issue in the future, under the Plans to Eligible Participants. We further request that this order or grant of no-action relief remain in effect until the earlier of the date on which (i) the Company becomes a reporting company under the Exchange Act with respect to any class of securities or (ii) more than 500 persons become holders of any class of the Company's equity securities, other than options which have been granted under the Plans.

In accordance with instructions we received from you telephonically on April 2, 2002, we are sending this to you electronically. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with you by telephone prior to any written response to this letter. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please call me at (858) 638-6726 or December Greene at (858) 677-1486.

Very truly yours,

Gray Cary Ware & Freidenrich LLP

/s/ Ralph J. Barry, Esq.
Ralph J. Barry, Esq.
rbarry@graycary.com

Admitted to practice in California

Cc: David E. Hertzel, Accredited Home Lenders, Inc.
Cameron J. Rains, Esq., Gray Cary Ware & Freidenrich LLP
Rebecca K. Schmitt, Esq., Gray Cary Ware & Freidenrich LLP
December Greene, Esq., Gray Cary Ware & Freidenrich LLP

Gray Cary\GT\6260591.8
101341-147692